Exhibit 99.92

VERSES

VERSES AI Webinar Announcement: an Overview of AI Benchmarking

VANCOUVER, British Columbia, Feb. 28, 2024 -- VERSES AI Inc. (CBOE: VERS) (OTCQB: VRSSF) ("VERSES" or the "Company"), a cognitive computing company specializing in the next generation of intelligent software systems, is pleased to announce that its CEO, Mr. Gabriel René will be conducting a webinar on Thursday, February 29th at 11:00am Eastern Standard Time.

On this call, investors will have the opportunity to learn how AI (artificial intelligence) companies test and compare their latest AI products against each other and get a glimpse into the results that the VERSES team has achieved to date.

Attendees of this webinar will learn about:

- How video games are used to evaluate AI systems
- Common AI benchmark tests used to evaluate all AI systems
- The importance of standard comparisons of AI approaches
- VERSES AI results against these standard tests

Mr. René will provide context on the importance of these tests for the AI field and what these results mean for the scalable use of AI across industries.

Registration Link: https://event.webinarjam.com/register/292/980oxa12

To learn more about VERSES AI work, please visit: https://www.verses.ai/rd-blog/on-upcoming-2024-benchmark-work-from-verses

About VERSES
VERSES AI is a cognitive computing company specializing in biologically inspired distributed intelligence. Our flagship offering, Genius™, is patterned after natural systems and neuroscience. Genius™ can learn, adapt, and interact with the world. Key features of Genius™ include generalizability, predictive queries, real-time adaptation, and an automated computing network. Built on open standards, Genius™ transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines, and AI across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature. Learn more at VERSES, LinkedIn, and X.

On behalf of the Company
Gabriel René, Founder & CEO, VERSES AI Inc.
press@verses.ai

Investor Relations Inquiries

U.S.
Matthew Selinger, Partner, Integrous Communications, mselinger@integcom.us 415-572-8152

Canada
Leo Karabelas, President, Focus Communications, info@fcir.ca 416-543-3120